FIRST AMENDMENT TO THE AGREEMENT FOR THE PURCHASE

OF COMMON STOCK

THIS FIRST AMENDMENT TO THE COMMON STOCK PURCHASE AGREEMENT, (this “First Amendment”) made this 17th day of January, 2017, by and between Algodon Wines & Luxury Development Group, Inc., (hereinafter referred to as (“Algodon” or “Seller”), and China Concentric Capital Group Ltd., (“Purchaser”). The Seller and the Purchaser may be referred to herein singularly as a “Party” and collectively, as the “Parties”.

In consideration of the mutual promises, covenants, and representations contained herein, THE PARTIES HERETO AGREE AS FOLLOWS:

WITNESSETH:

WHEREAS, the Seller and the Purchaser entered into that certain Agreement for the Purchase of Common Stock on December 22, 2016 (the “Stock Purchase Agreement”) for the purchase of Forty-Three Million Eight Hundred Twenty-Two Thousand Four Hundred and One (43,822,401) shares of common stock of Mercari Communications Group, Ltd. (“Mercari”);

WHEREAS, as a result of the failure to transfer to Algodon: (i) certificate number ZQ00005022 in the name of Kanouff LLC representing 200 shares of Mercari common stock; and (ii) certificate number ZQ00005022 in the name of Underwood Family Partners Ltd. representing 200 shares of Mercari common stock (collectively, the “Untransferred Shares”); the transfer agent’s records show that the Seller currently holds of record only 43,822,001 shares of common stock of Mercari in the name of Algodon Wines & Luxury Development Group Inc.;

WHEREAS, the Purchaser’s name, China Concentric Capital Group Ltd., was incorrectly stated in the Stock Purchase Agreement;

WHEREAS, the Seller and Purchaser desire to amend the Stock Purchase Agreement to amend the number of shares of common stock of Mercari held by the Seller;

WHEREAS, the Seller and Purchaser also desire to amend the Stock Purchase Agreement to amend the date of Closing of the transaction and provide for delivery of certain documents directly to Purchaser’s counsel rather than to the Escrow Agent; and

WHEREAS, the Seller and Purchaser also desire to amend the Stock Purchase Agreement to correct the name of Purchaser.

NOW THEREFORE, in consideration of the mutual promises, covenants and representations contained in this First Amendment and the Stock Purchase Agreement, the Parties herewith agree as follows:

A. Definitions and Recitals. Except such terms and words as are defined herein, any other capitalized terms and words used herein shall have the meaning attributed to them as set out in the Stock Purchase Agreement, except that the name of the Purchaser in the heading of the Stock Purchase Agreement is hereby amended to read as “China Concentric Capital Group Ltd.” The above recitals are specifically incorporated herein by reference.

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B. Amendment to Recitals. The first and second recitals in the Stock Purchase Agreement are hereby deleted and replaced in its entirety with the following:

“WHEREAS, the Seller wishes to sell, and the Purchaser wishes to purchase Forty-Three Million Eight Hundred Twenty-Two Thousand and One (43,822,001) shares of common stock of Mercari Communications Group, Ltd. (“Mercari” or the “Company”) common stock and any additional shares of Mercari common stock that Seller currently owns (the “Shares”);”

WHEREAS, the Seller and Purchaser have entered into an Escrow Agreement dated December 16, 2016 and any amendments thereto (the “Escrow Agreement”) and appointed J. M. Walker & Associates, Attorneys At Law, to act as the Escrow Agent (“Escrow Agent”) for this transaction and to receive and hold all consideration received from the Purchaser for the sale of the Shares and all documents and corporate records of Mercari received from Seller or Mercari (“Transferred Documents”), in the J. M. Walker & Associates, Attorneys At Law COLTAF Trust Account (the “Escrow Account” with respect to the Purchase Price (defined below) or in the possession of the Escrow Agent with respect to the Transferred Documents (except those to be delivered in electronic form (which possession of the Escrow Agent is also referred to as the “Escrow Account”)), unless other arrangements are agreed to by all Parties.

C. Amendment to Section 1.02. Section 1.02 of the Stock Purchase Agreement is hereby deleted and replaced in its entirety with the following:

1.02 Escrow Agent. Pursuant to the terms of the Escrow Agreement, the Escrow Agent will distribute the Funds to the Seller and distribute the Transferred Documents held in the Escrow Account to the Purchaser. The Seller will provide for the transfer of the Shares pursuant to Section 2.15 herein.

D. Amendment to Section 1.04. Section 1.04 of the Stock Purchase Agreement is hereby deleted and replaced in its entirety with the following:

1.04 Balance of Purchase Price. It is agreed that the full amount of the Purchase Price will be wire transferred to the Escrow Account on or before January 17, 2017, and that the Closing will take place no later than the business day immediately following the receipt of such payment. It is agreed that all of the Shares shall remain in the Escrow Account until the full amount of $260,000.00 has been paid to the Escrow Account. No later than January 16, 2017, all stock powers and corporate authorizations necessary to effectuate the transfer of the Shares shall be delivered to the Company’s transfer agent. No later than January 16, 2017, Algodon will confirm to Purchaser’s counsel that the transfer agent has the necessary paperwork to register the Shares in the name of Purchaser. On the following day, Algodon will obtain from the transfer agent the evidence of the Shares held in the Purchaser’s name, the corporate documents listed in Sections 2.12, 2.13 and 3.02 below will be disbursed to Purchaser unless already provided, and the full amount of $260,000.00 shall be disbursed as per instructions of the Seller.

This Agreement may be terminated unilaterally by Seller if: (i) Seller has complied with all of its obligations hereunder and the balance of the Purchase Price for the Shares is not paid in full on or before January 17, 2017, unless an extension of time is agreed to in writing by both parties; or (ii) Purchaser has failed to comply with all material terms of this Agreement. Upon such termination, all consideration paid by Purchaser shall be delivered to Seller in accordance with the terms of the Escrow Agreement. Upon the payment of the total Purchase Price of $260,000.00 by the Purchaser to the Seller for the Shares, by wire transfer to the Escrow Account, and the receipt by the Escrow Agent of all of the Transferred Documents, the Closing will take place immediately unless extended by the parties signing this Agreement.

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This Agreement may be terminated unilaterally by Purchaser if: (a) the Seller fails to deliver the Documents and Transferred Documents prior to January 13, 2017 (and other documents requested by the Purchaser reasonably available to the Seller promptly after such request is made), unless an extension of time is agreed to in writing by both parties; or (b) Seller fails to deliver the Transferred Documents to the Escrow Agent in form suitable for delivery to the Company’s transfer agent within a reasonable time. Upon such termination by Purchaser, all consideration paid by Purchaser shall be returned to Purchaser in accordance with the terms of the Escrow Agreement.

E. Amendment to Section 2.03. Section 2.03 of the Stock Purchase Agreement is hereby deleted and replaced in its entirety with the following:

2.03 Filings with Government Agencies. The common stock of Mercari is registered pursuant to Section 12(g) of the Exchange Act, and Mercari is required to file periodic reports with the SEC pursuant to Section 13(a) of the Exchange Act, and Mercari has filed all required reports and other documents with the SEC, including the most recent Annual Report on Form 10-K and the Quarterly Report on Form 10-Q for the period ended August 31, 2016, and will file a Current Report Form 8-K announcing the entrance into a material definitive agreement upon signing of this Agreement as well as the Quarterly Report on Form 10-Q for the period ended November 30, 2016 on or before January 17, 2016. Mercari has made all required filings the State of Colorado that might be required, and is current in its filings and reporting to the state of Colorado and the SEC. Upon the purchase of the Shares by the Purchaser, the Purchaser will have the full responsibility for causing the Company to file any and all documents required by the SEC, and/or any other government agency that might be required. The Seller will supply the Purchaser with all information that is currently available regarding Mercari and shall cause its auditor to cooperate with the Company’s new auditor, if one should be appointed. The Purchaser understands that the Seller will have no responsibility whatsoever for any filings to be made by Mercari in the future, either with the SEC, FINRA or with the State of Colorado.

F. Amendment to Section 2.04. Section 2.04 of the Stock Purchase Agreement is hereby deleted and replaced in its entirety with the following:

2.04 Financial Statements. The financial statements of the Company included in its SEC Reports have been prepared in accordance with generally accepted accounting standards and the rules and regulations of the SEC and fairly present the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein. Except as set forth in the Company’s financial statements included in its Annual Report on Form 10-K/A for the year ended May 31, 2016, its Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2016, its Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2016 to be filed with the SEC, and as set forth in Section 2.05, the Company has no material liabilities (contingent or otherwise). At Closing, the Company will not be a guarantor or indemnitor of any indebtedness of any other person, firm, or corporation.

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G. Amendment to Section 2.15. Section 2.15 of the Stock Purchase Agreement is hereby deleted and replaced in its entirety with the following:

2.15 Transfer of Shares. The Seller will have the responsibility for sending all proper stock powers with bank signature guarantees or powers of attorney acceptable except for those relating to the Untransferred Shares (included within the definition above of “Transferred Documents”) to the transfer agent at least two days prior to Closing. Purchaser will deliver to the transfer agent a letter of instruction as to the names and denominations in which the Shares are to be registered; provided however, that Algodon will use its best efforts to transfer the Untransferred Shares and will do so as soon as reasonably practical after Closing.

H. Amendment to Article III. Article III of the Stock Purchase Agreement is hereby deleted and replaced in its entirety with the following:

ARTICLE III

CLOSING

3.01. Closing for the Purchase of Common Stock. The closing of this transaction for the Shares of Common Stock being purchased will occur when all of the documents and consideration described in Section 2.12 above and in Section 3.02 below, have been delivered or other arrangements have been made and agreed to by the Parties (the “Closing”). If the Closing does not occur on or before January 18, 2017, and in addition to the grounds for the termination of this Agreement set forth in Section 1.04, above, then either party may terminate this Agreement upon written notice.

3.02. Documents and Payments to be Delivered at Closing. As part of the Closing of the Common Stock purchase, those documents listed in Section 2.12 of this Agreement, as well as the following documents, in form reasonably acceptable to counsel to the Parties, shall have been delivered to the Purchaser’s counsel and the Escrow Agent unless otherwise set forth below at least 48 hours prior to the Closing:

(a)	By the Seller:

	(i)	to the transfer agent, along with stock powers with signature medallion guarantee, and such corporate authorizations as may be required, acceptable to the transfer agent, representing the Shares, endorsed in favor of the name or names as designated by Purchaser or left blank;

	(ii)	the resignation of all officers of Mercari;

	(iii)	the resignations of directors of Mercari and the appointment of a new director as designated by the Purchaser, subject to the Purchaser’s compliance with SEC Rule 14f-1.

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(iv)	to the extent available, true and correct copies of all of the business and corporate records of Mercari, including but not limited to correspondence files, bank statements, checkbooks, savings account books, minutes of shareholder and directors meetings or consents, financial statements, tax returns, shareholder listings, stock transfer records, agreements and contracts that exist, including, without limitation the items set forth in Section 2.12, and

(v)	such other documents of Mercari as may be reasonably required by Purchaser, if available.

(b)	By Purchaser:

	(i)	to the Escrow Agent, the wire transfer to the J. M. Walker & Associates, Attorneys At Law COLTAF Trust Account the amount of $210,000.00, representing the balance of the payment for the Purchase Price for the Shares.

I. Amendment to Section 6.09. Section 6.09 of the Stock Purchase Agreement is hereby amended so that notices to the Purchaser shall be addressed to:

China Concentric Capital Group Ltd.
1120 Avenue of the Americas, 4th floor
New York, New York 10036
Attention: Ethan Chuang
Phone: 714 858-1147
Email: kooouchang@yahoo.com

with a copy to:
Eaton & Van Winkle LLP
3 Park Avenue New York, New York 10016
Attn: Vincent J. McGill
Phone: 212 561 3604
Email: vmcgill@evw.com

J. Miscellaneous.

(i) The Stock Purchase Agreement, as modified herein, remains in full force and effect and is ratified by the Seller and Purchaser. In the event of any conflict between the Stock Purchase Agreement and this First Amendment, the terms and conditions of this First Amendment shall control. Capitalized terms not defined herein shall have the same meaning as set forth in the Stock Purchase Agreement, except that the name of the Purchaser in the heading of the Stock Purchase Agreement is hereby amended to read as “China Concentric Capital Group Ltd.”.

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(ii) This First Amendment is binding upon and inures to the benefit of the Parties hereto and their respective heirs, personal representatives, successors and assigns.

(iii) This First Amendment may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures will be acceptable to all Parties.

(iv) This First Amendment and any provision hereof, may not be waived, changed, modified, or discharged, orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

(v) Time is of the essence of this First Amendment and of each and every provision hereof.

(vi) This First Amendment shall be governed by and construed in accordance with the laws of the State of Colorado.

(vii) This First Amendment, the Stock Purchase Agreement, the Escrow Agreement, and any amendments thereto as entered into between the Parties, including any and all amendments, side letters, and attachments hereto if any, contain the entire agreement of and understanding between the Parties hereto, and supersede all prior agreements and understandings.

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In Witness Whereof, this First Amendment has been duly executed by the Parties hereto as of the date first written above.

SELLER: ALGODON WINES & LUXURY DEVELOPMENT GROUP, INC.		PURCHASER: CHINA CONCENTRIC CAPITAL GROUP LTD.

By:	/s/ Scott Mathis	By:	/s/ Ethan Chuang
	Scott Mathis, President & CEO		Ethan Chuang, President

Date:		Date:

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